Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed unaudited interim condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our annual report on Form 20-F for the fiscal year ended December 31, 2023 under Forward-Looking Statements and Item 3.D. Risk Factors, filed with the SEC on April 11, 2024.

A.	Operating Results

Overview

We are dedicated to the development and application of bespoke central processing algorithms. We provide comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, to streamline their digital services for end-users or technological development purposes, thereby helping them increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. Our ability to efficiently deliver software and hardware optimization to our customers through bespoke central processing algorithms serves as a driving force for our long-term development.

Currently, our technology and solutions are mainly in the field of internet multimedia video advertising, internet gaming entertainment, where we have historically been successful in providing advertising distribution solutions, online game agent solutions, software services, and comprehensive solutions for enterprise customers and intelligent chips solutions as we believe that the demand for algorithms in the semiconductor sector is growing rapidly, representing huge market potentials.

In the mid-to-long-term, we will continue to adhere to its strategic mindset. By improving upon each iteration of our one-stop intelligent data management solutions made possible by our proprietary central processing algorithm services, we can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

We derive our revenue primarily from (i) central processing algorithms services for the internet advertisement and internet gaming industries (“CPA”) and (ii) intelligent chips and services, including software development.

Our total revenues were RMB 263.6 million and RMB 290.4 million (USD 40.8 million) for the six months ended June 30, 2023 and 2024, respectively. We recorded net loss of RMB 42.0 million and net income of RMB 22.2 million (USD 3.1 million) for the six months ended June 30, 2023 and 2024, respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for central processing algorithm services

Approximately 96.2% and 100.0% of our revenues were generated from our central processing algorithm services for the six months ended June 30, 2023 and 2024 respectively.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our central processing algorithm services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of algorithmic use cases and product solutions to maintain our competitiveness in the computer and internet industries. Considering the rapid growth of data volume, data processing capabilities are the key to enterprise development, which requires the advancement of technology related to central processing algorithms, new services, products, and capabilities to newer stages of development. To retain existing customers and attract potential customers, we must continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. Our current research and development efforts primarily focus on enhancing its artificial intelligence technology, image processing technology, intelligent chips, and application solutions to create novel service and product offerings. We spent approximately RMB 92.2 million and RMB 75.8 million (USD 10.6 million) on research and development for the six months ended June 30, 2023 and 2024, respectively.

China’s increased demand for central processing algorithm services in internet advertisement and the online game industry

Effective central processing algorithm solutions can empower downstream industries experiencing high demand for data analysis and computing power optimization, which applies to internet advertising, internet game applications, finance, retail, logistics, and other industries. Because of huge downstream demands, the overall market of central processing algorithm services is enormous.

Our ability to pursue strategic opportunities for growth

We intend to continually pursue strategic acquisitions and investments in selective technologies and businesses in the central processing algorithm and semiconductor industries to enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen its competitive position in the future. our ability to identify and execute strategic acquisitions and investments will likely affect our operating results over time.

Our ability to expand its application fields and to diversify its customer base

Currently, the primary source of our revenue is derived from providing central processing algorithm solutions to businesses in the entertainment and internet advertisement industries. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as the industry of the Internet, finance, local government, and manufacturing industries that have strong demand for data empowerment. Expand the scenario application of central processing algorithm services. Our ability to expand its application fields and diversify its customer base may affect our operating results in the future.

Key Components of Our Results of Operations

We currently operate in one segment and generate revenue by providing central processing algorithm services. Please see our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Revenues

Our revenues consist of providing central processing algorithm solutions, including internet advertising solutions, internet games services.

Our breakdown of revenues for the six months ended June 30, 2023 and 2024, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Central processing algorithm services	253,706,643	290,441,871	40,753,476
Intelligent chips and services	9,935,513	-	-
Total revenue	263,642,156	290,441,871	40,753,476

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services, internet games services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for our professionals.

Cost of revenue for our intelligent chip and services consists primarily of the costs of products sold and third-party software development costs.

Our breakdown of cost of revenues for the six months ended June 30, 2023 and 2024, respectively, is summarized below:

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
Central processing algorithm services	173,201,125	202,960,891	28,478,544
Intelligent chips and services	9,894,059	-	-
Total cost of revenues	183,095,184	202,960,891	28,478,544

Gross Profit

The Company’s gross profit increased by approximately RMB 6.9 million, from approximately RMB 80.5 million for the six months ended June 30, 2023, to approximately RMB 87.5 million (USD 12.3 million) during the six months ended June 30, 2024. For the six months ended June 30, 2023, and 2024, the Company’s overall gross margin was 30.6% and 30.1%, respectively.

Selling Expenses

Our selling expenses consist primarily of (i) compensation for selling personnel and (ii) travel expenses for its sales representatives.

General and administrative expenses.

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

Research and Development Expenses

Our research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation, and related expenses for our research and product development team.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues

We generate revenue primarily from Central processing algorithm services. For the six months ended June 30, 2023 and 2024, our revenues were RMB 263.6 million and RMB 290.4 million (USD 40.8 million), respectively.

Our total revenues increased by approximately RMB 26.8 million (USD 3.8 million), or 10.2%, from the six months ended June 30, 2023 to the six months ended June 30, 2024, mainly due to an increase of approximately RMB 36.7 million (USD 5.2 million) in central processing algorithm service revenue.

We generate revenues from advertising display services when we complete its performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Revenue from performance-based advertising services is generated when traffic users completed a transaction as specified in contracts. Revenues generated from mobile games include royalty payments from licensee operators of our mobile games and fees collected from game developers for using our game portal.

Our central processing algorithm services revenue increased by approximately RMB 36.7 million (USD 5.2 million), or 14.5%, from approximately RMB 253.7 million for the six months ended June 30, 2023, to approximately RMB 290.4 million (USD 40.8 million) for the six months ended June 30, 2024. This increase was primarily attributable to the overall market demand for internet advertising.

Cost of Revenues

For our central processing algorithm services, the cost of revenues consists of the costs paid to (i) channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third-party consulting services expenses, and (iii) compensation expenses for our professionals.

For intelligent chips and services, the cost of revenue consists primarily of the costs of products sold and third-party software development costs.

Our total cost of revenues increased by approximately RMB 19.9 million, or 10.8%, from approximately RMB 183.1 million for the six months ended June 30, 2023, to approximately RMB 203.0 million (USD 28.5 million) for the six months ended June 30, 2024.

Our cost of revenues for central processing algorithm services increased by approximately RMB 29.8 million (USD 4.2 million), or 17.2%, from approximately RMB 173.2 million for the six months ended June 30, 2023, to approximately RMB 203.0 million (USD 28.5 million) for the six months ended June 30, 2024. The increase in the cost of revenues was mainly due to the increase in Central processing algorithm services revenue.

Our cost of revenues for intelligent chips and services decreased by approximately RMB 9.9 million (USD 1.4 million) or 100.0%, from the six months ended June 30, 2023, to nil for the six months ended June 30, 2024. The decrease in the cost of revenues was mainly due to the disposal of Fe-da Electronics and its subsidiaries in the fiscal year 2023.

Gross Profit

Our gross profit increased by approximately RMB 7.0 million, from approximately RMB 80.5 million for the six months ended June 30, 2023 to approximately RMB 87.5 million (USD 12.3 million) for the six months ended June 30, 2024.

Operating Expenses

Operating Expenses were RMB 101.1 million and RMB 84.8 million (USD 11.9 million) for the six months ended June 30, 2023 and 2024, respectively. The decrease of approximately RMB 16.3 million, or 16.2% was due to the disposal of Fe-da Electronics, fully goodwill impairment for Shenzhen Yitian and Shanghai Guoyu and loss for intangible assets of Guoyu in financial year 2023 and no related expenses above occurred during the six months ended June 30, 2024.

Selling expenses were RMB 1.2 million and RMB 1.1 million (USD 0.2 million) for the six months ended June 30, 2023 and 2024, respectively. The decrease of approximately RMB 0.1 million, or 7.5% was due to the disposal of Fe-da Electronics reduced the number of sales personnel in financial year 2023 and no related expenses above occurred during the six months ended June 30, 2024.

General and administrative expenses were RMB 7.6 million and RMB 7.8 million (USD 1.1 million) for the six months ended June 30, 2023 and 2024, respectively. The increase of approximately RMB 0.2 million, or 2.4% was mainly due to the increased service fees related to issuance of ordinary shares of MicroAlgo.

Research and development expenses were RMB 92.2 million and RMB 75.8 million (USD 10.6 million) for the six months ended June 30, 2023 and 2024, respectively. The decrease of approximately RMB 16.4 million, or 17.8% was attributable to the decrease expenses inputs of Tapuyu with the improvement of R&D technology system.

Other Income (Expenses), Net

Total other expenses, net and other income, net were RMB 21.4 million and RMB 20.4 million (USD 2.9 million) for the six months ended June 30, 2023 and 2024 respectively. The total other income increased of approximately RMB 41.8 million (USD 5.9 million), or 195.6% was due to the short-term investment income from Shenzhen Weiyixin.

Benefit of (Provision for) Income Taxes

Provision for income taxes were RMB 52,912 and RMB 1.0 million (USD 0.1 million) for the six months ended June 30, 2023 and 2024, respectively. The increase in provision for income taxes of approximately RMB 1.0 million, or 1,729.4% was due to the provision for bad debts of receivable accounts and other receivable accounts.

Net Income (Loss)

As a result of the combination of factors discussed above, our net loss increased from RMB 42.0 million for the six months ended June 30, 2023, to approximately RMB 22.2 million (USD 3.1 million) of net income for the six months ended June 30, 2024.

After the deduction of non-controlling interest, net income attributable to us was approximately RMB 16.3 million (USD 2.3 million) for the six months ended June 30, 2024, compared to approximately RMB 37.1 million net loss attributable to us for the same period in 2023.

Comprehensive income attributable to us was approximately RMB 18.4 million (USD 2.6 million) for the six months ended June 30, 2024, compared to approximately RMB 28.6 million comprehensive loss attributable to us for the same period in 2023.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2024, we had cash and cash equivalents of approximately RMB 433.4 million (USD 60.8 million). Our working capital was approximately RMB 549.7 million (USD 77.1 million) as of June 30, 2024. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Singapore and Hong Kong and to our investors. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to its shareholders.

However, these restrictions have no material impact on the ability of these PRC subsidiaries to transfer funds to us as we have no present plans to declare dividends which it plans to retain our retained earnings to continue to grow our business. In addition, these restrictions have no material impact on the ability of us to meet its cash obligations, as a majority of our current cash obligations are due within the PRC. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table summarizes the key components of our cash flows for the six months ended June 30, 2023 and 2024.

	For the Six Months Ended June 30,
	2023	2024	2024
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(45,618,590)	(5,063,081)	(710,427)
Net cash provided by/(used in) investing activities	1,553,336	(8,134,598)	(1,141,409)
Net cash (used in)/provided by financing activities	(123,487,247)	127,310,153	17,863,579
Effect of exchange rate change on cash and cash equivalents	8,517,609	2,092,162	293,563
Net change in cash and cash equivalents	(159,034,892)	116,204,636	16,305,303
Cash and cash equivalents, beginning of period	297,710,673	317,212,066	44,509,747
Cash and cash equivalents, end of period	138,675,781	433,416,702	60,815,050

Operating activities

Net cash used in operating activities was approximately RMB 5.1 million (USD 0.7 million) for the six months ended June 30, 2024, as compared to net cash used in operating activities of approximately RMB 45.6 million for the six months ended June 30, 2023.

Net cash used in operating activities for the six months ended June 30, 2024 was primarily attributable to the increase of advance from customers of approximately RMB 3.3 million (USD 0.5 million). Cash inflow was offset by gain from short-term investment-unrealized of approximately RMB 16.2 million (USD 2.3 million), increase in prepaid services fees of RMB 7.6 million (USD 1.1 million) and accounts payable of approximately RMB 6.7 million (USD 1.0 million).

Investing activities

Net cash used in investing activities was approximately RMB 8.1 million (USD 1.1 million) for the six months ended June 30, 2024, net cash provided by investing activities was approximately RMB 1.6 million for the six months ended June 30, 2023.

Cash used in investing activities for the six months ended June 30, 2024 was mainly due to the increase in purchases of short-term investments of approximately RMB 28.1 million (USD 3.9 million).

Financing activities

Net cash provided by financing activities was approximately RMB 127.3 million (USD 17.9 million) for the six months ended June 30, 2024. Net cash used in financing activities were approximately RMB 123.5 million for the six months ended June 30, 2023.

Net cash provided by financing activities for the six months ended June 30, 2024 was mainly due to the increase of stock issuance of approximately RMB 129.1 million (USD 18.1 million) and issuance of convertible debts of approximately RMB 218.4 million (USD 30.6 million). Cash inflow was also offset by loan to Parent of approximately RMB 224.5 million (USD 31.5 million).